Exhibit 99.1



Alliance One International, Inc.   Tel: 919 379 4300
8001 Aerial Center Parkway   Fax: 919 379 4346
Post Office Box 2009   www.aointl.com
Morrisville, NC 27560-2009
USA

NEWS RELEASE   Contact: Joel L. Thomas
                                                  (919) 379-4300

February 4, 2011


Alliance One International Reports Third Quarter Results


Morrisville, NC – February 4, 2011 – Alliance One International, Inc. (NYSE: AOI) today announced results for its third fiscal quarter ended December 31, 2010.

Third Quarter Results

For the third quarter ended December 31, 2010, the Company reported a net loss of $2.0 million, or $0.02 per basic share, compared to net income of $47.3 million, or $0.53 per basic share, last year. Additionally, for the nine months ended December 31, 2010, the Company reported net income of $32.1 million, or $0.36 per basic share, compared to net income of $60.3 million or $0.68 per basic share for the same period of the prior fiscal year.

Mark W. Kehaya, Chief Executive Officer, said "Our quarter and nine month results were impacted by increasing oversupply in certain markets and changes in customer buying patterns, which reduced sales and margins. In addition, we took an inventory lower of cost or market ("LCM") charge, a customer receivable reserve, reached a U.S. Internal Revenue Service ("IRS") resolution agreement and took a restructuring charge to align future costs. As a result, total charges for the quarter were $28.6 million, which were partially offset by a $19.4 million gain on the sale of assets to Philip Morris International, Inc. ("PMI") in Brazil.

"Oversupply has been building in certain markets the last nine months as a result of increasing prices paid to farmers during the last three years and generally good growing conditions globally. Oversupply will likely increase this crop year during the back half of southern hemisphere purchasing, which will reduce green prices in some markets. Looking to the 2012 crop, we believe that lower prices paid this year for the 2011 crop, combined with significant commodity inflation for competing crops, may cause many farmers to produce less tobacco reversing the oversupply trend.

"We are committed to working closely with all of our customers, assisting them with planning for the future and helping to manage the dynamic industry environment. Our commitment is clearly seen in the Brazilian transactions completed during the quarter with PMI of certain asset sales in Rio Grande do Sul and the announced processing arrangement with JTI in our new facility in Santa Catarina beginning with this year's crop. Both transactions are exciting and strategically position AOI for the future.

"In response to shifting supply and demand balances and the changing business models of some of our customers, we identified several strategic initiatives under a plan and began implementation this quarter resulting in a $13.4 million restructuring charge. Initial action included changes to executive management, the transition of our United Kingdom finance and logistics functions to the United States and the closing of our Netherlands office. Our team is continuing to review our global management and operating structures to further reduce costs, as well as drive enhanced efficiencies, which will strategically reposition our Company to be the most effective supplier of tobacco leaf products in terms of value, quality, service and support. There will likely be additional charges related to further restructuring activities in subsequent periods.

Mr. Kehaya concluded, "As we work to reposition the business we will continue to improve our capital structure. During the quarter we purchased $10.0 million of our 10% senior notes, increasing year to date note purchases to $58.6 million. We will continue to monitor the market for both our debt and equity securities, deploying surplus cash in a prudent and controlled manner, when permitted under our various debt agreements. Additionally, we are evaluating investment opportunities to streamline our business model and improve efficiencies."

Mr. Sikkel, President, remarked, "Our drive and initiatives will transform our business and combined with strategic capital deployment will improve operating results. We are committed to the successful implementation of the required changes to our business model and have begun the process. There are many industry challenges in front of us and we have the right people and plan to execute on moving our organization to the next level, which will enhance shareholder value."

<u>Performance Summary for the Third Fiscal Quarter Ended December 31, 2010</u>

The following is a brief overview of our financial results for the quarter ended December 31, 2010. Additional information on our results may be found in our Quarterly Report on Form 10-Q filed on February 4, 2011.

Sales and other operating revenues decreased from $658.4 million in 2009 to $522.1 million this year and gross profit decreased 38.2% to $60.6 million. The sales decrease was driven by decreased kilos sold, reduced average sales prices and a decrease in processing and other revenues. Gross profit as a percentage of sales decreased from 14.9% last year to 11.6% in 2010 and was impacted by a $5.2 million LCM inventory adjustment. The primary drivers though, were less processing volumes resulting from reduced customer requirements and changes in customer buying patterns, higher local costs and product mix, which also contributed to our operating income decreasing $30.0 million compared to 2009. Partially offsetting the impact of decreased gross profits on our operating income is a $20.2 million increase in other income mainly related to the sale of assets to PMI in Brazil and a slight decrease in selling, administrative and general expenses despite a $3.0 million reserve for a customer receivable. Also impacting operating income this year were $13.4 million in restructuring charges.

Our interest costs decreased $4.2 million driven by lower interest rates on our seasonal financing compared to the prior year. While decreased interest costs and increased gains on sale of assets were positive impacts on pretax income compared to the prior year, the decreases in revenues and gross margins resulted in our pretax income decreasing to $5.4 million in 2010.

Our effective tax rate for the quarter increased from a benefit of 47.2% in 2009 to an expense of 156.9%. The change in the effective tax rate is mainly related to reductions in foreign tax credit carry forwards, foreign currency exchange and the reversal of unrecognized tax benefit liabilities last year. In January 2011 we reached an agreed resolution with the U.S. IRS for fiscal years 2007 and 2008 income tax returns that resulted in recording a $7.0 million deferred tax expense related to reduced foreign tax credit carryovers and corresponding deferred tax assets. As such, there was not a cash impact during the quarter related to this expense. The projected tax rate for the full year is 25.6% after the absorption of discrete items.

South America Region

Tobacco revenues decreased $36.4 million primarily due to a decrease of kilos sold partially offset by an increase in average selling prices. The volume decrease is mainly attributable to shipment timing where certain shipments were delayed until the third quarter last year and future quarters this year. Average selling price increases are largely due to improved pricing to offset higher costs in local currency and exchange rate appreciation. Gross profit decreased $2.2 million compared to the prior year as increased average sales prices were not sufficient to offset the impact of decreased volumes.

Other Regions

Revenues and gross profits were negatively impacted by changes in customer buying practices. The timing of shipments between quarters this year compared to last year, less opportunistic sales in the current year and product mix also negatively affected revenues and margins. Tobacco revenues decreased $92.4 million primarily attributable to reduced average selling prices and kilos sold. Processing and other revenues decreased $7.5 million driven by reduced North American customer requirements. These factors also resulted in a $35.0 million gross profit decrease compared to last year.

Liquidity and Capital Resources

As of December 31, 2010, available credit lines and cash remained well positioned at $789.5 million, comprised of $41.4 million in cash, $737.8 million of credit lines and $10.3 million exclusively for letters of credit.

Additionally, from time to time in the future, we may elect to redeem, repay, make open market purchases, retire or cancel indebtedness prior to stated maturity under our various global bank facilities and outstanding public notes, as they may permit.

Effective December 31, 2010, the Company did not meet the required ratio under the Senior Notes indenture fixed charge coverage test and thus cannot access the restricted payments basket for the purchase of common stock and other actions under that basket. From time to time the Company may not meet the required ratio to access this basket.

Fiscal Year 2011, Third Quarter Financial Results Investor Call

The Company will hold a conference call to report financial results for its Third fiscal quarter ended December 31, 2010, on February 7, 2011 at 8:00 A.M. ET. Those seeking to listen to the call may access a live broadcast on the Alliance One website. Please visit www.aointl.com fifteen minutes in advance to register.

For those who are unable to listen to the live event, a replay will be available by telephone from 11:00 A.M. ET, February 7th through 11:00 A.M. February 12th. To access the replay, dial (888) 203-1112 within the U.S., or (719) 457-0820 outside the U.S., and enter access code 8263980. Any replay, rebroadcast, transcript or other reproduction of this conference call, other than the replay accessible by calling the number above, has not been authorized by Alliance One and is strictly prohibited. Investors should be aware that any unauthorized reproduction of this conference call may not be an accurate reflection of its contents.

This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on the current beliefs and expectations of management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results may differ materially from current expectations and projections. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, currency and interest rate fluctuations, shifts in the global supply and demand position for tobacco products, and the impact of regulation and litigation on customers. Additional factors that could cause AOI's results to differ materially from those described in forward-looking statements can be found in AOI's Annual Reports on Form 10-K and other filings with the Securities and Exchange Commission (the "SEC") which are available at the SEC's Internet site (http://www.sec.gov).

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Alliance One International, Inc.
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CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Three and Nine Months Ended December 31, 2010 and 2009
(Unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,	
(in thousands, except per share data)	2010	2009	2010	2009
Sales and other operating revenues	$ 522,144	$ 658,353	$ 1,572,349	$ 1,743,991
Cost of goods and services sold	461,507	560,252	1,362,227	1,451,102
Gross profit	60,637	98,101	210,122	292,889
Selling, administrative and general expenses	37,415	38,070	116,207	116,461
Other income	20,318	112	39,960	2,817
Restructuring charges	13,385	-	13,385	-
Operating income	30,155	60,143	120,490	179,245
Debt retirement expense	1,141	62	4,584	40,351
Interest expense (includes debt amortization of $2,680 and $2,518 for the three months and $7,327 and $6,803 for the nine months in 2010 and 2009, respectively)	25,277	29,479	79,102	87,224
Interest income	1,660	957	5,579	3,062
Income before income taxes and other items	5,397	31,559	42,383	54,732
Income tax expense (benefit)	8,470	(14,891)	12,756	(5,219)
Equity in net income of investee companies	1,072	1,338	2,266	1,338
Net income (loss)	(2,001)	47,788	31,893	61,289
Less: Net income (loss) attributable to noncontrolling interests	(12)	530	(219)	1,011
Net income (loss) attributable to Alliance One International, Inc.	$ (1,989)	$ 47,258	$ 32,112	$ 60,278
Earnings per share:				
Basic	$ (0.02)	$ 0.53	$ 0.36	$ 0.68
Diluted	$ (0.02)	$ 0.43	$ 0.32	$ 0.60
Weighted average number of shares outstanding:				
Basic	86,803	88,689	88,125	88,589
Diluted	86,803	111,937	111,337	104,058